As filed with the U.S. Securities and Exchange Commission on October 27, 2010
Registration No. 333-145782

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

VALE S.A.
(Exact name of issuer of deposited securities as specified in its charter)
The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
One Chase Manhattan Plaza, 58th Floor, New York, NY 10005
Telephone (212) 552-6650
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

International Nickel, Inc.
Park 80 West - Plaza two
Saddle Brook, New Jersey 07663
Telephone (201) 368-4853
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
JPMorgan Chase Bank, N.A.
One Chase Manhattan Plaza, 58th Floor
New York, New York 10005
(212) 552-6650
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount	aggregate price per	aggregate offering	Amount of
Securities to be registered	to be registered	unit(1)	price(2)	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one common share of Vale S.A.	N/A	N/A	N/A	N/A

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a)(2) to the Registration Statement on Form F-6, which is incorporated herein by reference.
CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption		Receipt Filed Herewith as Prospectus

(b)	Statement that Vale S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement, dated as of February 25, 2002, among Vale S.A. (formerly Companhia Vale do Rio Doce), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed as an Exhibit to Registration Statement No. 333-83702 which is incorporated herein by reference.
(a)(2)	Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement among Vale S.A. (formerly Companhia Vale do Rio Doce), the Depositary, and all holders from time to time of ADRs issued thereunder. Filed herewith as Exhibit (a)(2).
(a)(3)	Form of American Depositary Receipt. Previously filed as Exhibit (a)(2) to Registration Statement No. 333-145782 on Form F-6.
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.
(e)	Certification under Rule 466. Not applicable.
(f)	Power of Attorney for certain officers and directors of the Company. Previously filed.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 27, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Vice President

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Vale S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rio de Janeiro, Brazil, on October 27, 2010.

Vale S.A.
By:	/s/ Roger Agnelli
Name: Roger Agnelli
Title: Chief Executive Officer

By:	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
	Title:	Chief Financial and Investor Relations Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Roger Agnelli and Guilherme Perboyre Cavalcanti, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed by the following persons on October 27, 2010, in the capacities indicated.
SIGNATURES

Signature	Title

/s/ Roger Agnelli
Roger Agnelli	Chief Executive Officer

/s/ Guilherme Perboyre Cavalcanti
Guilherme Perboyre Cavalcanti	Chief Financial Officer

/s/ Sérgio Ricardo Silva Rosa
Sérgio Ricardo Silva Rosa	Chairman

/s/ José Ricardo Sasseron
José Ricardo Sasseron	Director

/s/ Jorge Luiz Pacheco
Jorge Luiz Pacheco	Director

/s/ Sandro Kohler Marcondes
Sandro Kohler Marcondes	Director

/s/ Mário da Silveira Teixeira Júnior
Mário da Silveira Teixeira Júnior	Director

Signature	Title

/s/ Renato da Cruz Gomes
Renato da Cruz Gomes	Director

/s/ Ken Abe
Ken Abe	Director

/s/ Oscar Augusto de Camargo Filho
Oscar Augusto de Camargo Filho	Director

/s/ Luciano Galvao Coutinho
Luciano Galvao Coutinho	Director

/s/ Eduardo Fernando Jardim Pinto
Eduardo Fernando Jardim Pinto	Director

/s/ José Mauro Mettrau Carneiro da Cunha
José Mauro Mettrau Carneiro da Cunha	Director

*By:	/s/ Roger Agnelli
Roger Agnelli Power-of-Attorney
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States Vale S.A. has signed this Registration Statement in New York, New York, on October 27, 2010.

Vale Americas Inc.
By:	/s/ Carl DeLuca
	Name:	Carl DeLuca
	Title:	Secretary

INDEX TO EXHIBITS

Exhibit		Sequentially
Number		Numbered Page

(a)(2)	Form of Amendment No. 1 to Deposit Agreement.